BERRY PLASTICS HOLDING CORPORATION
101 Oakley Street
Evansville, Indiana 47710

April 11, 2007

VIA FACSIMILE AND EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Matt Franker

RE:	Registration Statement on Form S-4
Covalence Specialty Materials Corp.
Registration No. 333-137618

Dear Matt,

As previously announced by Berry Plastics Holding Corporation (the “Company”) pursuant to a press release filed on Form 8-K with the Securities and Exchange Commission (the “Commission”) on April 9, 2007, on April 3, 2007, Berry Plastics Group, Inc. (“Berry Group”), the ultimate parent entity of the Company, completed its previously announced stock-for-stock merger with Covalence Specialty Materials Holding Corp., the ultimate parent entity of Covalence Specialty Materials Corp. (“CSMC”). Immediately following the merger, CSMC and the Company were combined as a direct subsidiary of the combined company, which is now known as Berry Plastics Group, Inc.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company respectfully requests that the Commission consent to the withdrawal of the registration statement on Form S 4 (Registration Statement No. 333-137618) (the “Registration Statement”), which Registration Statement was declared effective by the Commission on February 9, 2007. As previously announced by CSMC pursuant to a press release filed on Form 8-K with the Commission on March 12, 2007, in anticipation of the merger on and as of such date CSMC terminated the exchange offer being then conducted pursuant to the Registration Statement and any notes tendered in the exchange offer were promptly returned by CSMC to their holders. No securities were therefore exchanged in connection with the exchange offer.

We would greatly appreciate your providing to the Company and its counsel at your earliest convenience a facsimile copy of the order consenting to the withdrawal of the Registration Statement. The facsimile number of the Company is (812) 434-9425, and the facsimile number of our counsel, Andrew J. Nussbaum of Wachtell, Lipton, Rosen & Katz, is (212) 403-2269. If you have any questions regarding this request for withdrawal, please contact Jeffrey Thompson at (812) 434-9650.

Sincerely yours,
BERRY PLASTICS HOLDING CORPORATION

	By:	/s/Mark Miles
Mark Miles
Executive Vice President

Cc:	Andrew J. Nussbaum – Wachtell, Lipton, Rosen & Katz